Exhibit 99.2

Dejour on Schedule to Finalize Q3 Gibson Gulch Debt Financing

Company Evaluating Binding Offers to Finance the Initial Phase of Project Development

Denver, Colorado, July 11, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) announced today that the Company is actively involved in discussions with institutional  lenders  to secure debt financing for the initial development phase of natural gas production at Gibson Gulch in Colorado.

Dejour has a 72% working interest in this 2,200 acre project which is ideallysituated for exploitation of thick columns of both the Williams Fork and Mancos shale bodies. The WilliamsCompanies, Inc. and Bill Barrett Corporation are developing and producing on adjacent acreage to the east, west and north of the Company’s acreage. In 2010, the Company was granted approval to develop the first 660 acre portion of the Gibson Gulch leases with 10-acre spacing.

Dejour expects to sign a binding term sheet with the preferred lender in Q3 2011 and commence drilling in Q4 2011.

 “We are pleased to receive multiple offers to debt finance Gibson Gulch. The number and quality of proposals fortifies the Company's validation of the economic potential of this liquid rich natural gas project and the flexible development plan our Denver team has constructed,” states CEO Robert Hodgkinson.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Investor Relations – New York Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

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